FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer

GRANDVIEW GOLD INC. (the “Issuer”)
Suite 820 - 330 Bay Street, Toronto, ON M5H 2S8, CANADA

Item 2.	Date of Material Change

November 8, 2007

Item 3.	News Release

The Issuer issued a press release via a Canadian news wire. A copy of which has been filed on SEDAR.

Item 4.	Summary of Material Change

November 8, 2007, - Toronto, Ontario - Grandview Gold Inc., (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company"), as joint venture operator pursuant to its agreement with Mill City Gold Corp, is very pleased to announce final assay results on two additional holes drilled to test structural zones within the NI 43-101 compliant drill inferred 1.426 million ounce resource area on the Company’s 28 square-mile Pony Creek/Elliot Dome property on the Carlin Trend in north central Nevada (the “Property”), but outside of areas targeted earlier in the drill program. Hole PC-07-21 returned 1.45 g/tonne gold over 16.7 m (0.042 opt over 55 ft) including a higher grade section of 3.06 g/tonne gold over 6.1 m (0.089 opt over 20 ft) and PC-07-18 assayed 0.53 g/tonne gold over 19.8 m (0.015 opt over 65 ft).

Grandview President and CEO Paul Sarjeant, B.Sc., P.Geo is thrilled by the cumulative results of the 2007 program at Pony Creek, saying “We couldn’t be more pleased about the Company’s Nevada program. We’ve had a stellar season, announced some very significant news, and have much to look forward to next exploration season. These last two holes indicate continuation of the mineralized zone and a potential new target area, and we will be weighting the data against historic drilling in the vicinity to help us design drill targets for 2008. Certainly, we will be looking at how we can, over time, upgrade our 1.426 million ounce gold inferred resource, but in so doing we will be drilling more holes, drilling deeper and refining our targets with the end goal of having a major gold producer sit up and take notice.”

The PC-20 zone refers to a target area within the inferred resource area, first drilled by Newmont Mining Corp (“Newmont”) in 1981. Results from PC-07-21 and PC-07-18 as well as for holes 16, 19, and 20 released earlier this season, appear to confirm Grandview geologists’ interpretation of a north-south structural control on mineralization in the inferred resource area.

The PC-07-21 target concept, while similar to the PC-07-16, 19, and 20 target concept, was applied to a north-south structure area located 370m west of the PC-20 zone. Mineralization in PC-07-21 is located immediately at the contact between the Pony Creek rhyolite unit and the underlying sandstone unit, similar to the geology around hole PC-20. The step-out was considerable and into an area with less historical data. Company geologists however, were confident of the target’s potential and are encouraged by the results and possibility of enlarging and ultimately upgrading the inferred resource area.

Grandview Gold Inc.

Hole PC-07-18 was located approximately 150 m (500 ft) northwest of the PC-20 area and was designed to intercept another structural zone within the Pony Creek rhyolite. The holes intercepted a wide envelope of gold values that defined the structure within the intrusive unit but did not intercept the sediment unit in proximity to the structure.

PC-07-18 and PC-07-21’s step-out locations and target depths were calculated by Grandview geologists by incorporating geological data with assays from all Pony Creek holes drilled this season, PC-06-06 drilled by the Company in 2006, PC-05-02 drilled by the Company in 2005 and historic PC-20 drilled by Newmont in 1981. Significant assays from earlier in the 2007 program, plus those from PC-06-06 and PC-05-02 are included for chronological reference in Table 2 above. See the Company’s news releases dated September 26, October 10 and November 1, 2007 for details of the 2007 Nevada drilling program. For details of PC-06-06 and PC-05-02, see Grandview news releases dated December 20, 2006 and February 1, 2006 respectively. For details of PC-20 see the Report on www.sedar.com.

A 1.426 million ounce drill inferred resource at Pony Creek South and North was identified on the property by the previous operators. The National Instrument 43-101 report (the “Report”) dated March 18, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, was prepared by Rick H. Russell, MSc, a licensed geologist and can be reviewed at www.sedar.com.

Grandview Chairman, Dr. Michael Hitch, M.Sc, Ph.D, P.Geo concludes, “It is significant that the Company announces a successful close to its 2007 program in Nevada almost one year to the day that it announced the appointment of Paul Sarjeant to the office of President and CEO of the Company. I believe I speak on behalf of the entire board of directors when I propose that that decision was of strategic benefit to the Company and to its shareholders.”

The drilling program was carried out under the supervision of Paul Sarjeant, B.Sc, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant. All samples were prepared and analyzed by ALS Chemex, with sample preparation in Elko and analysis in Vancouver.

About the Carlin Trend

The Carlin Trend is the second richest gold district in the world, second only to Witwatersrand South Africa. Carlin Trend mines have produced more than 75 million ounces of gold to date, worth over USD$58 billion at today's prices. More than 100 million ounces gold of proven and probable reserves worth over USD$78 billion remain in the ground. A detailed Regional Activity map of the Carlin Trend, including historic production and probable reserves, can be found on the Company website at http://www.grandviewgold.com/Gold_Properties/Carlin_Trend/

About Pony Creek/Elliot Dome

Under the terms of an option agreement with Mill City Gold Corp, the Company has earned an 80% interest in the Property. The Pony Creek/Elliott Dome Property represents the largest consolidated land position on the Carlin Trend not already owned by a major resource company. The Property is situated at the south end of the Carlin Trend between Barrick Gold Corporation’s 4.5 million ounce (USD$3.5 billion) Bald Mountain Mine and Newmont’s 5 million ounce (USD$3.9 billion) Rain/Emigrant Springs.

Grandview Gold Inc.

Exploration Status

The Company has completed its 2007, 3,910.6 m (12,830 ft) drill program on the Property over the Pony Creek South, Pony Creek West and Red Rock target areas. In the Rice Lake District, the Company has commenced diamond drilling on the Angelina project near the Rice Lake Gold Project. Grandview geologists are preparing to return to the Red Lake District to drill on the Sanshaw-Bonanza property.

Item 5.	Full Description of Material Change

November 8, 2007, - Toronto, Ontario - Grandview Gold Inc., (TSX Symbol: GVX, OTC-BB Symbol: GVGDF) ("Grandview" or the "Company"), as joint venture operator pursuant to its agreement with Mill City Gold Corp, is very pleased to announce final assay results on two additional holes drilled to test structural zones within the NI 43-101 compliant drill inferred 1.426 million ounce resource area on the Company’s 28 square-mile Pony Creek/Elliot Dome property on the Carlin Trend in north central Nevada (the “Property”), but outside of areas targeted earlier in the drill program. Hole PC-07-21 returned 1.45 g/tonne gold over 16.7 m (0.042 opt over 55 ft) including a higher grade section of 3.06 g/tonne gold over 6.1 m (0.089 opt over 20 ft) and PC-07-18 assayed 0.53 g/tonne gold over 19.8 m (0.015 opt over 65 ft).

Grandview President and CEO Paul Sarjeant, B.Sc., P.Geo is thrilled by the cumulative results of the 2007 program at Pony Creek, saying “We couldn’t be more pleased about the Company’s Nevada program. We’ve had a stellar season, announced some very significant news, and have much to look forward to next exploration season. These last two holes indicate continuation of the mineralized zone and a potential new target area, and we will be weighting the data against historic drilling in the vicinity to help us design drill targets for 2008. Certainly, we will be looking at how we can, over time, upgrade our 1.426 million ounce gold inferred resource, but in so doing we will be drilling more holes, drilling deeper and refining our targets with the end goal of having a major gold producer sit up and take notice.”

Table 1. Significant Assay Results from PC-07-18 and PC-07-21

DDH#	From m (ft)	To m (ft)	Length m (ft) †	Au g/tonne (opt)
PC-07-18	132.6 (435)	152.4 (500)	19.8 (65)	0.53 (0.015)
PC-07-21	29.0 (95)	45.7 (150)	16.7 (55)	1.45 (0.042)
incl	38.1 (125)	44.2 (145)	6.1 (20)	3.06 (0.089)

† Drill hole intercept length should not be assumed to be true thicknesses

The PC-20 zone refers to a target area within the inferred resource area, first drilled by Newmont Mining Corp (“Newmont”) in 1981. Results from PC-07-21 and PC-07-18 as well as for holes 16, 19, and 20 released earlier this season, appear to confirm Grandview geologists’ interpretation of a north-south structural control on mineralization in the inferred resource area.

The PC-07-21 target concept, while similar to the PC-07-16, 19, and 20 target concept, was applied to a north-south structure area located 370m west of the PC-20 zone. Mineralization in PC-07-21 is located immediately at the contact between the Pony Creek rhyolite unit and the underlying sandstone unit, similar to the geology around hole PC-20. The step-out was considerable and into an area with less historical data. Company geologists however, were confident of the target’s potential and are encouraged by the results and possibility of enlarging and ultimately upgrading the inferred resource area.

Grandview Gold Inc.

Hole PC-07-18 was located approximately 150 m (500 ft) northwest of the PC-20 area and was designed to intercept another structural zone within the Pony Creek rhyolite. The holes intercepted a wide envelope of gold values that defined the structure within the intrusive unit but did not intercept the sediment unit in proximity to the structure.

Table 2. Chronology of Significant Assays: Relevant Historic Holes within the PC-20 Zone

DDH#	From m (ft)	To m(ft)	Length m (ft) †	Au g/tonne (opt)
PC-07-19* GVX 2007	111.2 (365)	153.9 (505)	42.7 (140)	2.59 (0.075)
incl	123.4 (405)	140.2 (460)	16.8 (55)	5.90 (0.172)
incl	123.4 (405)	132.6 (435)	9.2 (30)	9.49 (0.277)
incl	123.4 (405)	125.0 (410)	1.6 (5)	13.45 (0.392)
PC-07-20* GVX 2007	126.5 (415)	173.7 (570)	47.2 (155)	1.33 (0.039)
incl	131.1 (430)	155.5 (510)	24.4 (80)	2.21 (0.064)
incl	135.6 (445)	141.7 (465)	6.1 (20)	4.12 (0.120)
incl	152.4 (500)	155.4 (510)	3.0 (10)	4.39 (0.128)
PC-07-16* GVX 2007	128.0 (420)	164.6 (540)	36.6 (120)	2.18 (0.064)
incl	128.0 (420)	134.1 (440)	6.1 (20)	3.18 (0.093)
incl	152.4 (500)	164.6 (540)	12.2 (40)	3.29 (0.096)
incl	153.9 (505)	155.5 (510)	1.5 (5)	10.05 (0.293)
PC-06-06* GVX 2006	100.6 (330)	109.7 (360)	9.1 (30)	2.72 (0.079)
incl*	100.6 (330)	112.5 (340)	3.05 (10)	5.36 (0.156)
PC-05-02* GVX 2005	120.4 (395)	137.2 (450)	16.8 (55)	5.10 (0.149)
incl*	126.5 (415)	129.5 (425)	3.05 (10)	12.50 (0.365)
PC-20* Newmont1981	123.4 (405)	157.0 (515)	33.5 (110)	5.73 (0.167)
incl*	125.0 (410)	132.6 (435)	7.6 (25)	5.66 (0.165)
incl*	134.1 (440)	141.7 (465)	7.6 (25)	15.43 (0.450)

*Previously reported Drill hole intercept length should not be assumed to be true thicknesses.

PC-07-18 and PC-07-21’s step-out locations and target depths were calculated by Grandview geologists by incorporating geological data with assays from all Pony Creek holes drilled this season, PC-06-06 drilled by the Company in 2006, PC-05-02 drilled by the Company in 2005 and historic PC-20 drilled by Newmont in 1981. Significant assays from earlier in the 2007 program, plus those from PC-06-06 and PC-05-02 are included for chronological reference in Table 2 above. See the Company’s news releases dated September 26, October 10 and November 1, 2007 for details of the 2007 Nevada drilling program. For details of PC-06-06 and PC-05-02, see Grandview news releases dated December 20, 2006 and February 1, 2006 respectively. For details of PC-20 see the Report on www.sedar.com.

A 1.426 million ounce drill inferred resource at Pony Creek South and North was identified on the property by the previous operators. The National Instrument 43-101 report (the “Report”) dated March 18, 2004 titled “Evaluation of the Gold Resource on the Pony Creek Property”, was prepared by Rick H. Russell, MSc, a licensed geologist and can be reviewed at www.sedar.com.

Grandview Chairman, Dr. Michael Hitch, M.Sc, Ph.D, P.Geo concludes, “It is significant that the Company announces a successful close to its 2007 program in Nevada almost one year to

Grandview Gold Inc.

the day that it announced the appointment of Paul Sarjeant to the office of President and CEO of the Company. I believe I speak on behalf of the entire board of directors when I propose that that decision was of strategic benefit to the Company and to its shareholders.”

The drilling program was carried out under the supervision of Paul Sarjeant, B.Sc, P.Geo, President and CEO of Grandview, who is a "qualified person" as defined by NI 43-101. The information in this release was reviewed by and prepared under the direction of Paul Sarjeant. All samples were prepared and analyzed by ALS Chemex, with sample preparation in Elko and analysis in Vancouver.

About the Carlin Trend

The Carlin Trend is the second richest gold district in the world, second only to Witwatersrand South Africa. Carlin Trend mines have produced more than 75 million ounces of gold to date, worth over USD$58 billion at today's prices. More than 100 million ounces gold of proven and probable reserves worth over USD$78 billion remain in the ground. A detailed Regional Activity map of the Carlin Trend, including historic production and probable reserves, can be found on the Company website at http://www.grandviewgold.com/Gold_Properties/Carlin_Trend/

About Pony Creek/Elliot Dome

Under the terms of an option agreement with Mill City Gold Corp, the Company has earned an 80% interest in the Property. The Pony Creek/Elliott Dome Property represents the largest consolidated land position on the Carlin Trend not already owned by a major resource company. The Property is situated at the south end of the Carlin Trend between Barrick Gold Corporation’s 4.5 million ounce (USD$3.5 billion) Bald Mountain Mine and Newmont’s 5 million ounce (USD$3.9 billion) Rain/Emigrant Springs.

Exploration Status

The Company has completed its 2007, 3,910.6 m (12,830 ft) drill program on the Property over the Pony Creek South, Pony Creek West and Red Rock target areas. In the Rice Lake District, the Company has commenced diamond drilling on the Angelina project near the Rice Lake Gold Project. Grandview geologists are preparing to return to the Red Lake District to drill on the Sanshaw-Bonanza property.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

N/A

Grandview Gold Inc.

Item 8.	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Paul Sarjeant Phone: (416) 486-3444

The foregoing accurately discloses the material change referred to herein.

Dated at Toronto, Ontario this 8th day of November 2007

Grandview Gold Inc. "Paul Sarjeant" Paul Sarjeant, President and Chief Executive Officer

Grandview Gold Inc.